EXHIBIT 12

INTERNATIONAL LEASE FINANCE CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

AND PREFERRED STOCK DIVIDENDS

	Years Ended December 31,

	2003		2002		2001		2000		1999

	(Dollars in thousands)
Earnings
Net income	$506,265		$528,524		$517,091		$470,889		$461,629
Add:
Provision for income taxes(a)	240,014		264,779		259,999		235,304		241,776
Fixed charges	1,005,925		929,485		905,826		894,146		807,495
Less:
Capitalized interest	49,679		58,274		58,845		50,019		45,235

Earnings as adjusted (A)	$1,702,525		$1,664,514		$1,624,071		$1,550,320		$1,465,665

Preferred dividend requirements	$3,891		$19,645		$14,624		$18,570		$18,131
Ratio of income before provision for income taxes to net income	146%		150%		150%		150%		152%

Preferred dividend factor on pretax basis	5,681		29,468		21,936		27,855		27,559

Fixed charges
Interest expense	944,580		846,353		792,611		773,539		686,767
Capitalized interest	49,679		58,274		58,845		50,019		45,235
Interest factor of rents	11,666		24,858		54,370		70,588		75,493

Fixed charges as adjusted (B)	1,005,925		929,485		905,826		894,146		807,495

Fixed charges and preferred stock dividends (C)	$1,011,606		$958,953		$927,762		$922,001		$835,054

Ratio of earnings to fixed charges ((A) divided by (B))	1.69	x	1.79	x	1.79	x	1.73	x	1.82	x

Ratio of earnings to fixed charges and preferred stock dividends ((A) divided by (C))	1.68	x	1.74	x	1.75	x	1.68	x	1.76x

(a)	2001 and 2003 include income taxes related to cumulative effect of accounting change.